Exhibit 3 (b)

SCHERING-PLOUGH CORPORATION

AMENDMENTS TO BY-LAWS

Effective December 3, 2001, pursuant to a resolution of the Board of Directors, the By-laws of Schering-Plough Corporation have been amended as follows:

1. Article VII, Section 1 of the By-laws of the Corporation be deleted and replaced with the following:

Titles. The officers of the Corporation shall consist of a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer and may include a Chief Executive Officer, a Vice Chairman of the Board, a Chairman of the Executive Committee and such other officers as may from time-to-time be elected or appointed by the Board of Directors.

2. Article VII, the third sentence of Section 5 of the By-laws of the Corporation be deleted and replaced with the following:

In the absence of the President, the chief executive officer shall also act in that capacity.

3. Article VII, Section 7 of the By-laws of the Corporation be deleted and replaced with the following:

President. The President shall, subject to the direction of the Board of Directors and the Chairman of the Board, be in charge of the general operations of the Corporation. He shall have and may exercise any and all powers and perform any and all duties pertaining to his office, or conferred or imposed upon the President by the By-laws, the Board of Directors, or by the Chairman of the Board. The President may, from time-to-time, delegate to other officers, assistant officers, agents and employees of the Corporation any of the powers and duties pertaining to his office, or conferred upon him by the By-laws or by the Board of Directors or by the Chairman of the Board.